T. Rowe Price

Annual Shareholder Meeting — T. Rowe Price Funds

Proxy Cover Letter — T. Rowe Price Family of Funds

T. ROWE PRICE FAMILY OF FUNDS

100 East Pratt Street

Baltimore, MD 21202

P.O. Box 89000

Baltimore, MD 21289-2478

troweprice.com

Proxy Information

This proxy material concerns the:

T. Rowe Price Family of Funds

Dear Shareholder:

We cordially invite you to attend an annual shareholder meeting of the T. Rowe Price Funds on Wednesday, April 19, 2006. There are several items on the agenda. We ask you to read the enclosed information carefully and to submit your vote.

The following matters will be considered and acted upon:

All Funds. The election of your directors/trustees to serve on the Board of the Fund until the next annual meeting, if any, or until their successors are elected and qualified (Proposal 1).

GNMA Fund. Changing the investment objective of the Fund (Proposal 2).

High Yield, International Bond, New Income, and Short-Term Bond Funds and their Advisor and/or R classes. Simplifying each Fund`s industry concentration fundamental policy (Proposal 3).

Equity Index 500, Extended Equity Market Index, and Total Equity Market Index Funds and the Equity Index Portfolio. Adopting a new industry concentration fundamental policy (Proposal 4).

Transaction of other business as may properly come before the meeting.

Several directors/trustees have retired over the past several years, and it is necessary to replace them. The current Board comprises at least 75% independent directors and that will continue to be the case if all proposed nominees are elected. All of the current directors standing for election serve on the Boards of multiple T. Rowe Price funds.

Since the director proposal is common to all funds, we have combined our discussion into this single proxy statement — which helps to reduce fund expenses. If you own other Price funds — as do most of our investors — you will receive this combined proxy for all of the other Price funds that you own. Please note that we are required to provide you with one proxy card for each account that you own.

We realize that most of our shareholders will not be able to attend the meeting and vote their shares in person. However, we do need your vote. You can vote by mail, by telephone, or through the Internet, as explained in the enclosed material. If you later decide to attend the meeting, you may revoke your proxy and vote your shares in person if you wish. By voting promptly, you can help your fund avoid the expense of additional mailings.

If you would like additional information concerning the matters proposed for action at the meetings, please call one of our service representatives at 1-800-541-5910. Your participation in this vote is extremely important.

Sincerely,

/s/James S. Riepe

James S. Riepe

Chairman of the Board